UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 30, 2026	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.27/LP 000/COP-M0000000/2026

Jakarta,	April 30, 2026

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	Disclosure of Material Information regarding the Delay in the Submission of the Annual Report and Financial Statement

Dear Sir/Madam,

In compliance with the Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 on Disclosure of Material Information or Facts by Issuers or Public Companies, as lastly amended by OJK Regulation No. 45 of 2024 on Development and Reinforcement of Issuers and Public Companies, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Phone	:	(021) 5215109
E-mail Address	:	investor@telkom.co.id

1.	Information or Material Facts	Disclosure of Material Information regarding the Delay in the Submission of the Annual Report and Financial Statement
2.	Date	April 30th, 2026
3.	Description

PT Telkom Indonesia (Persero) Tbk hereby notifies that the submission of:

a)
Annual Report for Fiscal Year 2025 (including the Company’s Annual Sustainability Report), which must be submitted to the OJK no later than the end of the fourth month after the fiscal year ends, as regulated in Article 7 of OJK Regulation No. 29/POJK.04/2016 on Annual Reports of Issuers or Public Companies (“POJK 29/2016”) jo. Article 10 of OJK Regulation No. 51/POJK.03/2017 on the Implementation of Sustainable Finance for Financial Service Institutions, Issuers, and Public Companies (“POJK 51/2017”); and
b)
Consolidated Financial Statements for the First Quarter of 2026, which must be submitted to the IDX at the end of the first month after the date of the mid-year financial statements in accordance with Section III.1.1.5 of Regulation Number I-E on Obligations to Submit Information,

is to be delayed. Such delay is caused by the ongoing audit process by the Public Accounting Firm appointed by the Company.

In light of the Financial Statements for Fiscal Year 2025, the Company as a dual-listed company on the New York Stock Exchange, acknowledges that POJK 14/2022 stipulate that the deadline for submitting the annual report and annual financial statements shall follow the regulations of the capital market authority in the Company’s listing jurisdiction, i.e. the United States

Securities and Exchange Commission (“SEC”). Under SEC regulations, this deadline is no later than the end of the fourth month following the end of the fiscal year. However, considering the current progress in finalizing the report, the Company will exercise the grace period that is given by the SEC, that is no later than May 15, 2026, by filing Form NT 20-F as notification of the non-timely filing and request for an extension of the submission deadline.

4.	The Impact of the Events

This event has no material impact on the Company’s business continuity. The Company continues to conduct its normal operational activities and remains committed to promptly fulfilling its reporting obligations in accordance with the aforementioned estimated timeline.

5.	Others

The Company estimates that the submission of the Consolidated Financial Statements, Annual Report, and Sustainability Report for Fiscal Year 2025 will be submitted no later than May 15, 2026. The Consolidated Financial Statements for the First Quarter of 2026 will be submitted no later than May 31, 2026.

We respectfully submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary